GRAUBARD MILLER The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
FACSIMILE		DIRECT DIAL NUMBER
(212) 818-8881		(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

March 8, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Star Acquisition Corp.

Registration Statement on Form S-4

Filed February 1, 2021

File No. 333-252603

Ladies and Gentlemen:

On behalf of Northern Star Acquisition Corp. (the “Northern Star”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 26, 2021, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amended Registration Statement”), a copy of which has been marked with the changes from the initial filing of the Registration Statement. We are also delivering three (3) courtesy copies of such Amended Registration Statement to Abe Friedman of your office.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-4 Filed February 1, 2021

Cover Page

1.	Please amend your filing to disclose on the cover page that shareholders will not know the exact exchange ratio at the time of the shareholder vote.

Northern Star has revised the disclosure on the cover page in response to the Staff’s comment.

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Prospectus Summary

Risk Factors, page 31

2.

Please add a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in you or offering speculative or risky. Please refer to Item 105(b) of Regulation S-K.

Northern Star has revised the disclosure on page 39 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors

Risks Related to New BARK’s Business Following the Business Combination

“Certain of BARK’s key performance indicators are subject to inherent challenges . . ..”, page 44

3.	Please briefly describe the “inherent challenges” referenced in this risk factor.

Northern Star has revised the disclosure on page 45 of the Amended Registration Statement in response to the Staff’s comment.

“As part of BARK’s strategy, BARK seeks to obtain licenses enabling BARK . . .”, page 48

4.

You disclose that “The license agreements BARK enters into to obtain these rights usually require BARK to pay minimum royalty guarantees that may be substantial.” Please amend your disclosure to provide a representative amount or range of royalties you are typically required to pay under these license agreements.

Northern Star has revised the disclosure on page 50 of the Amended Registration Statement in response to the Staff’s comment. Northern Star further advises the Staff that, to date, the amount of minimum guarantee payments owed by BARK have not been substantial and varies by licensors, ranging from $600 to $305,000 per agreement.

“Failure to comply with federal and state laws and regulations relating to privacy . . .”, page 55

5.

We note your disclosure that “BARK’s practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.” Please amend your disclosure to clarify whether you have procedures in place to ensure your compliance with these laws and regulations.

Northern Star has revised the disclosure on pages 57 and 58 of the Amended Registration Statement in response to the Staff’s comment.

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“If BARK cannot successfully manage the unique challenges . . .”, page 65

6.	Please describe the intended timeline for BARK’s expansion into international markets, or remove references to the same from your filing.

Northern Star advises the Staff that BARK’s potential international expansion is in the exploratory phase and BARK does not have a timeline at this time. As such, the risk factor previously included on page 65 of the Registration Statement has been removed in the Amended Registration Statement and a statement regarding “BARK’s ability to expand to and successfully operate in foreign markets in the future” has been added to the risk factor on pages 42 to 43 of the Amended Registration Statement entitled “BARK has experienced significant revenue growth in recent periods, including increased subscriptions during the COVID-19 pandemic. This rate of growth may not be sustainable or indicative of its future rate of growth.”

“New BARK’s amended and restated certificate of incorporation provides that. . .”, page 69

7.

We note your disclosure here and on page 69 that, “Unless New BARK consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please amend your disclosure to state federal and state courts have concurrent jurisdiction over claims arising under the Securities Act and that investors cannot waive the company’s compliance with federal securities laws.

Northern Star has revised the disclosure on page 71 of the Amended Registration Statement in response to the Staff’s comment.

The Business Combination Proposal

Structure of the Merger

Consideration to BARK Securityholders, page 83

8.	Please amend your disclosure to briefly describe how you arrived at the amount of 150,000,000 for purposes of calculating the exchange ratio.

Northern Star has revised the disclosure on page 85 of the Amended Registration Statement in response to the Staff’s comment.

9.	Please reconcile for us the following statement appearing in the carry-over paragraph at the top of page 87:

•

“Prior to the consummation of its initial public offering [on November 13, 2020], neither Northern Star, nor anyone on its behalf, contacted any prospective target businesses or had any substantive discussions, formal or otherwise, with respect to a transaction with Northern Star.”

with the following statements in the last two paragraphs on page 87:

•

“On November 11, 2020, Ms. Coles, Mr. Ledecky, Matthew Meeker, BARK’s Executive Chairman, and Henrik Werdelin, BARK’s co-founder and a member of its board of directors, held introductory calls, during which they discussed BARK’s

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business objectives and whether a transaction with Northern Star would be in both companies’ best interests. The parties also discussed the potential terms of a transaction with Northern Star.”

•

“On November 12, 2020, Mr. Ledecky sent a preliminary draft of a term sheet to the BARK board as a starting point for negotiations. The draft term sheet provided for merger consideration materially consistent with the consideration ultimately reflected in the Merger Agreement. Following discussions, the parties determined to skip a formal term sheet and proceed directly to the drafting of a definitive agreement.”

In the language cited in the first bullet above, the reference to the consummation date of the initial public offering was inadvertent. Northern Star intended to refer to the effective date of the related registration statement. Accordingly, Northern Star has revised the disclosure on page 89 of the Amended Registration Statement to indicate that neither Northern Star, nor anyone on its behalf, contacted any prospective target regarding a transaction with Northern Star prior to the effectiveness of Northern Star’s registration statement for its initial public offering. The foregoing is consistent with the disclosure contained in Northern Star’s final prospectus, dated November 10, 2020, which speaks as of such date (the effective date of the initial public offering).

Background of the Merger, page 87

10.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the exchange ratio, the terms and amount of the PIPE transaction, the lock-up agreements, the treatment of BARK’s outstanding employee options, provisions for the exchange or assumption of BARK’s other outstanding derivative securities, and provision for a cash retention pool. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues and how you reached agreement on the final terms.

Northern Star has revised the disclosure on pages 90 to 92 of the Registration Statement in response to the Staff’s comment.

11.

We note your disclosure that “[f]rom the date of the initial public offering through December 16, 2020, representatives of Northern Star met with and engaged in substantive discussions with a number of potential acquisition targets with respect to a potential business combination and discussed potential valuations and structure.” Please amend your disclosure in this section to provide a more detailed discussion of the alternative targets considered by Northern Star, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued.

Northern Star has revised the disclosure on pages 89 of the Registration Statement in response to the Staff’s comment.

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12.

You disclose that the non-solicitation thresholds were revised throughout negotiations. Where you discuss these thresholds, please describe what the thresholds entail, including the thresholds upon which the parties eventually agreed.

Northern Star has revised the disclosure on pages 91 to 92 of the Amended Registration Statement in response to the Staff’s comment.

13.	Please clarify whether legal counsel was involved in the preparation of the initial draft of the merger agreement sent by Mr. Ledecky to the BARK management team on December 2, 2020.

Counsel was involved in the preparation of the initial draft of the merger agreement. Northern Star has revised the disclosure on pages 90 of the Amended Registration Statement to reflect the foregoing.

14.

We note on December 8, 2020, the parties entered into non-disclosure agreement covering the sharing of due diligence materials. Please clarify when the due diligence process commenced and when it ended.

The due diligence process commenced on the execution date of the non-disclosure agreement and continued through the execution date of the merger agreement. Northern Star has revised the disclosure on pages 90 to 91 of the Amended Registration Statement to indicate the specific dates that due diligence began and concluded.

15.	Please clarify in the fourth paragraph on page 89 what you mean by “the wall crossing procedures for investors.”

Northern Star has revised the disclosure on pages 91 of the Amended Registration Statement in response to the Staff’s comment.

16.

Please describe in the third paragraph on page 90 the “potential risks relevant to BARK’s business” that Ms. Coles and Mr. Ledecky presented to the Northern Star board at the meeting on December 16, 2020.

Northern Star has revised the disclosure on pages 92 to 93 of the Amended Registration Statement in response to the Staff’s comment.

Certain Forecasted Financial Information for BARK, page 92

17.

Please amend your disclosure to briefly describe the “numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors,” relied upon in determining BARK’s financial projections.

Northern Star has revised the disclosure on page 95 of the Amended Registration Statement in response to the Staff’s comment.

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March 8, 2021

Tax Consequences of the Merger, page 98

18.

Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Northern Star’s securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

Northern Star has considered Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (“Bulletin 19”) and respectfully submits that a tax opinion as to the tax consequences of the transaction is not required for the reasons described below. Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Bulletin 19 states that “information is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” This includes “mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers)” and “transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.”

The federal tax consequences of the transaction are not material to holders of Northern Star’s securities. The Registration Statement states that “pursuant to the Merger Agreement, Merger Sub will merge with and into BARK, with BARK surviving as a wholly owned subsidiary of Northern Star and the securityholders of BARK becoming securityholders of Northern Star.” Northern Star has revised the Amended Registration Statement to clarify that the holders of Northern Star’s securities are neither receiving merger consideration nor exchanging any shares or warrants in the transaction. Because the holders of Northern Star’s securities are neither receiving merger consideration nor exchanging any shares or warrants pursuant to the Merger Agreement, there is no realization event with respect to these holders by virtue of the merger. As such, the consummation of the merger would not trigger U.S. tax consequences to the holders of Northern Star’s securities and such holders would not recognize gain or loss for U.S. federal income tax purposes in any event, regardless of the tax characterization. Accordingly, whether the merger is treated as a tax-free reorganization for U.S. federal income tax purposes is not material to holders of Northern Star’s securities. Essentially, the holders of Northern Star’s securities are not participants in the merger, and accordingly an opinion as to the tax consequences of the merger to them is not relevant.

The federal tax consequences of the exercise of conversion rights by a holder of Northern Star’s securities are not material. Bulletin 19 clarifies that no tax opinion is required to be filed where a disclosure represents that a particular transaction is taxable. The Registration Statement contemplates that, upon the consummation of the merger of Merger Sub with and into BARK, a stockholder of Northern Star who exercises conversion rights will recognize gain or loss for U.S. federal income tax purposes as a result of the conversion. Because Northern Star states that a

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holder of Northern Star shares who exercises conversion rights would recognize gain or loss for U.S. federal income tax purposes on receipt of consideration upon the exercise of conversion rights, rather than stating that it is tax-free, and because the tax consequences of the conversion are not unusual or complex, the requirements of Section 601(b)(8) of Regulation S-K are not triggered.

Based on the foregoing, Northern Star respectfully submits that a tax opinion would not alter the mix of information available to securityholders, and the preparation of a tax opinion would impose an unnecessary burden and expense without serving any benefit to securityholders or the public.

Conditions to Closing of BARK, page 108

19.	Please briefly describe the “certain bring-down standards” to which Northern Star and BARK’s representations and warranties are subject.

Northern Star has revised the disclosure on pages 111 to 113 of the Amended Registration Statement in response to the Staff’s comment.

Effect of Termination, page 110

20.

You disclose that, in the event of proper termination by any of the parties, the Merger Agreement will be of no further force or effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of any party thereto for any intentional and willful breach of the Merger Agreement by such party occurring prior to such termination. Please clarify the liabilities of each party if the Merger Agreement is improperly terminated.

Northern Star has revised the disclosure on pages 114 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Combined Statement of Operations for the Six Months Ended September 30, 2020, page 116

21.

Your transaction accounting adjustments related to your “Weighted average common shares used to compute net income per share attributable to common stockholders” references footnote 6(d). Per your pro forma adjustment footnote starting on page 124, this appears to be in regard to footnote 6(e). Please revise accordingly.

Northern Star has revised the disclosure on page 118 of the Amended Registration Statement in response to the Staff’s comment.

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March 8, 2021

The Charter Proposals, page 130

22.

Please describe the “certain other changes that the Northern Star board deems appropriate for a public operating company.” In this regard, we note your disclosure that “the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware is the sole and exclusive forum,” but you do not describe a “choice of forum” provision in your discussion of the three charter proposals. You also discuss the benefits of your supermajority voting provisions and your removal of the corporate opportunity doctrine disclosure, but do not describe these changes where you describe your charter proposals. As a related matter, if shareholders are voting to include the choice of forum provision and supermajority voting provision, and to remove the corporate opportunity doctrine in your charter, please unbundle the choice of forum, supermajority voting, and corporate opportunity doctrine proposals from your other charter proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

In response to the Staff’s comment, Northern Star has included the addition of the supermajority voting provisions as a separate proposal and has revised the disclosure on page 131 of the Amended Registration Statement accordingly.

Northern Star respectfully advises the Staff that both its amended and restated certificate of incorporation as presently in effect (the “Existing Charter”) and the proposed second amended and restated certificate of incorporation to be effective upon the closing the Merger (the “Proposed Charter”) include a statement that the corporate opportunity doctrine will not apply. Likewise, both the Existing Charter and the Proposed Charter include a choice of forum provision. Because there are no material differences between the provisions, Northern Star has not unbundled these as separate proposals for approval by its stockholders and has removed the separate description of them in this section. Similarly, because Northern Star does not believe that the other changes to the Existing Charter that the Northern Star board deemed appropriate were material to investors, it has not unbundled these as separate proposals or included a separate description of them in this section.

A detailed comparison of the Existing Charter and the Proposed Charter is set forth in “Description of New BARK’s Securities After the Merger” beginning on page 220 of the Amended Registration Statement.

Limitation on Liability and Indemnification of Directors and Officers, page 141

23.	Please amend your filing to include risk factor disclosure related to the limitations on liability and indemnification provisions discussed in this section.

Northern Star has revised the risk factor entitled “Delaware law and provisions in New BARK’s amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of its common stock.” on pages 70 to 71 of the Amended Registration Statement in response to the Staff’s comment.

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March 8, 2021

The ESPP Proposal

Summary of Material Features of the ESPP, page 155

24.	Please amend your disclosure in this section to describe the “cash retention pool,” discussed throughout your filing, as it relates to your ESPP.

Northern Star respectfully advises the Staff that the “cash retention pool” discussed throughout the filing is the cash retention pool of an aggregate amount of no more than $11,000,000 that may be adopted by BARK’s board of directors prior to the closing of the Business Combination and granted to certain of BARK’s employees on the terms and at the discretion of BARK’s board of directors, pursuant to Section 5.18 of the Merger Agreement. Although the ESPP is also referenced in Section 5.18 of the Merger Agreement, the ESPP is a separate and distinct employee stock purchase plan of Northern Star under Section 423 of the Internal Revenue Code of 1986, as amended, that is unrelated to the “cash retention pool.”

Business of Bark, page 167

25.

Please describe in this section the in-licenses to entertainment, sports and other branded properties you refer to in the risk factor beginning on page 48. In doing, so please describe the duration and effect of the licenses, as well as their financial terms.

Northern Star has revised the risk factor on page 50 of the Registration Statement in response to the Staff’s comment to clarify that to date the amount of minimum guarantee payments owed by BARK have not been material. Northern Star further advises that Staff that these in-licenses are not material to BARK or its business. The terms of these agreements vary, with durations lasting five to eighteen months and minimum guarantee payments ranging from $600 to $305,000.

Who We Are, page 167

26.

You disclose that “[o]ur direct to consumer and subscription products drive the majority of our revenues with more than 1.5 million Active Subscriptions as of September 30, 2020.” In appropriate place in your filing, please disclose the percentage of total revenue attributable to direct to consumer and subscription products compared to sales of your products to retailers and through marketplaces.

In response to the Staff’s comment, Northern Star has revised the disclosure on page 171 to clarify the referenced disclosure. Northern Star has also revised the disclosure on pages 192 and 195 of the Amended Registration Statement to disclose in the following table the percentage of total revenue attributable to the Direct to Consumer segment, representing revenues from sales of the BARK toys and treats subscriptions and other Direct to Consumer offerings, and Commerce segment, representing revenues from sales of BARK products to retailers and through marketplaces. Further, as described in the response to comment no. 30 below, over 95% of BARK’s Direct to Consumer revenue represents toys and treats subscription revenue.

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Comparison of the Nine Months Ended December 31, 2020 and December 31, 2019 (Unaudited)

Revenue
	Nine Months Ended December 31,
	2020	2019	$ Change	% Change
	( in thousands)
Revenue
Direct to Consumer	$232,669	$147,649	$85,020	57.6%
Commerce	33,727	14,015	19,712	140.6%

Total revenue	$266,396	$161,664	$104,732	64.8%

Percentage of Revenue
Direct to Consumer	87.3%	91.3%
Commerce	12.7%	8.7%

Comparison of the Fiscal Years Ended March 31, 2020 and March 31, 2019

Revenue
	Year Ended March 31,
	2020	2019	$ Change	% Change
	( in thousands)
Revenue
Direct to Consumer	$204,151	$177,750	$26,401	14.9%
Commerce	20,184	13,691	6,493	47.4%

Total revenue	$224,335	191,441	$32,894	17.2%

Percentage of Revenue
Direct to Consumer	91.0%	92.8%
Commerce	9.0%	7.2%

Our Momentum, page 169

27.

To provide investors with context regarding your disclosure about your momentum, please amend your filing in this section to provide a definition for “active subscriptions,” “average monthly subscription churn,” and “new subscriptions.”

Northern Star has revised the disclosure on page 173 of the Amended Registration Statement in response to the Staff’s comment.

Our Strengths, page 173

28.	Please briefly describe how you calculate “lifetime value,” including the relevant measuring period.

Northern Star has revised the disclosure on page 177 of the Amended Registration Statement in response to the Staff’s comment.

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Bark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 186

29.

Please revise to present your discussion of your GAAP results of operations with equal or greater prominence to your non-GAAP results. In this regard, we note your discussion of non-GAAP results is provided in the section prior to discussing your GAAP Results of Operations. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Northern Star has revised the presentation such that BARK’s historical GAAP results of operations are presented before the discussion of BARK’s non-GAAP results in the Amended Registration Statement in response to the Staff’s comment.

Components of Results of Operations Revenue, page 187

30.

To provide context for your discussion on page 171 of your different product offerings, including your statements about your growth potential related to each offering, please provide a discussion of the contribution of each to your total revenue in an appropriate place in your filing. Please also clarify whether the monthly rates differ for each type of subscription box, and whether there is a meaningful difference in margins for each type of product offering.

Northern Star respectfully acknowledges the Staff’s comment. As reflected within BARK’s disaggregated revenue disclosures within Note 3 of both its March 31, 2020 annual audited financial statements and nine months ended December 31, 2020 condensed consolidated financial statements (pg. F-62 and F-92, respectively), toys and treats subscriptions (inclusive of BarkBox and Super Chewer) represent 95% of revenue within the Direct to Consumer segment, with Other (which includes BARK Bright, BARK Eats and BarkShop) representing less than 5% of the Direct to Consumer segment.

Disaggregated Revenue

	March 31,
	2020	2019
Revenue
Direct to Consumer:
Toys and treats subscription	$199,744	$168,217
Other	4,407	9,533

Total Direct to Consumer	204,151	177,750
Commerce	20,184	13,691

Revenue	$224,335	$191,441

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Disaggregated Revenue

	Nine months ended December 31,
	2020	2019
Revenue
Direct to Consumer:
Toys and treats subscription	$226,999	$144,087
Other	5,670	3,562

Total Direct to Consumer	232,669	147,649
Commerce	33,727	14,015

Revenue	$266,396	$161,664

In regard to your request to provide a discussion of the contribution of each product offering to BARK’s total revenue in an appropriate place in our filing, BARK has added the following clarification specifically in regard to growth, in the text underlined below, to “Our Growth Strategies” section on pages 179 to 180 in the Amended Registration Statement:

BARK Eats Opportunity: We believe BARK Eats, which represented less than 5% of our fiscal year 2020 revenue, presents a substantial opportunity for growth. BARK Eats is our personalized, portion controlled, nutritious, monthly meal plan for dogs. According to the 2019-20 APPA Survey, 74% of dog parents give dry food to their pets, a market that we believe is underserved and ripe for disruption. We believe we are the first digitally-native direct to consumer brand that offers a personalized, and customizable monthly dog food service in the dry dog food category at a mass market price point. The BARK Eats experience features a high-touch customer relationship program through our BARK Happy team that allows dog parents to customize their dog’s food blend of kibble, toppers/flavors, and healthy supplements, as well as to properly portion the meals. BARK Eats can be personalized each month as their dog’s dietary needs evolve over time. BARK Eats is currently available direct to consumer in the Columbus, Ohio market, and we expect to nine markets in 2021.

BARK Bright: BARK Bright represented less than 5% of our fiscal year 2020 revenue. We believe there is opportunity for growth in the dog health and wellness market, which we believe has historically lacked innovation and underserved dogs and their dog parents. For example, while dental health affects 80% of dogs, the most popular “dental” treats do not contain active ingredients that break down plaque and tartar. In addition, dog parents find manually brushing their dogs’ teeth with toothpaste too laborious to maintain a daily regimen. We believe no other dog dental product pairs a triple-enzyme gel for fighting germs, bad breath, and keeping teeth and gums healthy with a delicious treat, making dental care fun for dogs and hassle free for dog parents. We are currently developing additional BARK Bright products, including flea & tick treatments and nutritionist-formulated supplements.

In regard to the Staff’s request to clarify whether the monthly rates differ for each type of subscription box, and whether there is a meaningful difference in margins for each type of product offering, BARK notes Super Chewer has a higher price point based on additional costs of the more durable product, with current rates starting at $23.00 and $30.00 per month for Barkbox and Super Chewer, respectively. Further, these toys and treats subscription offerings have similar economic characteristics, exhibiting consistent seasonality trends, similar growth histories and trajectories, similar gross margins and no significant changes in their percentage of total net sales.

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Northern Star does not believe additional disclosure of the Other subscription offerings would be useful at this time, as these product lines in aggregate represent 5% or less of Direct to Consumer revenue in all periods presented. BARK will continue to monitor this disclosure, and if circumstances change in the future, will adjust the disclosure accordingly.

In response to the Staff’s comments, Northern Star has added the underlined disclosure below, on page 190 of “BARK’s Management’s Discussion and Analysis of Financial Condition and Results of Operations - Components of Our Results of Operations,” within “Revenue - Toys and Treats Subscriptions”:

From Pg 187-Revenue (Now reads as follows):

Toys and Treats Subscriptions—Our principal revenue generating products consist of a tailored assortment of premium and highly durable toys and treats sold through our BarkBox and Super Chewer monthly subscriptions. BarkBox and Super Chewer subscription rates vary based on the type of subscription plan selected by the customer, with Super Chewer’s price point being slightly higher based on additional costs of the more durable product, but resulting in similar gross margins. Subscription plans are offered as monthly, three month, six month or annual commitments. Subscription revenue is recognized at a point in time as control is transferred to the subscriber upon delivery of each monthly box.

Please refer to the responses to comments no. 26 and 34 for related discussions.

Description of New BARK’s Securities After the Merger Corporate Opportunity Doctrine, page 217

31.

Please amend your filing to provide relevant risk factor disclosure related to the removal of the corporate opportunity doctrine provisions from your charter, including the conflicts of interest that may result from the provision as it relates to your prospective management’s outside activities.

Northern Star has added disclosure on page 70 of the Amended Registration Statement in response to the Staff’s comment.

Certain Anti-Takeover Provisions of Delaware Law and New BARK’s Proposed Second Amended and Restated Certificate of Incorporation, page 225

32.	Please amend your filing to include risk factor disclosure related to the anti-takeover provisions described in this section.

Northern Star has revised the risk factor entitled “Delaware law and provisions in New BARK’s amended and restated certificate of incorporation and amended and restated bylaws

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could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of its common stock.” on pages 70 to 71 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements, page F-1

33.	Please update the financial statements and financial information included in the filing. Refer to Rule 8-08 of Regulation S-X.

Northern Star advises the Staff that it has updated its and BARK’s financial statements and financial information included in the Amended Registration Statement to be as of and for the nine months ended December 31, 2020 and 2019 in response to the Staff’s comment.

Barkbox, Inc.

Consolidated Audited Financial Statements as of and for the Years Ended March 31, 2020 And 2019

Notes to Consolidated Financial Statements

3. Revenue from Contracts with Customers, page F-61

34.	Please tell us your consideration of providing disaggregated revenue from contracts with customers for your Bark Box and Super Chewer offerings. Refer to ASC 606-10-50-5 and 55-89 through 55-91.

Northern Star respectfully acknowledges the Staff’s comment. BARK evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 and determined that additional disclosures of disaggregated net sales by BarkBox and Super Chewer would not be additive to allow investors to understand BARK’s business activities, historical performance, or future prospects. When evaluating the disclosure requirements, BARK first looked to the relationships with BARK’s customers that depict the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors.

All toys and treat subscriptions are purchased by the end customer through BARK’s website, Barkbox.com, and payment is received prior to shipment. As such, toys and treats subscription revenue is recognized at a point in time, as control is transferred to the subscriber upon delivery of each monthly box.

The BarkBox and Super Chewer subscription offerings have similar economic characteristics, exhibiting consistent seasonality trends, similar growth histories and trajectories, similar gross margins and no significant changes in their percentage of total net sales.

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In accordance with ASC 606-10-55-90, BARK also considered how information about BARK’s revenue has been presented for other purposes:

•

In BARK’s internal reporting associated with monthly and quarterly business reviews with the chief operating decision maker, revenue for BarkBox and Super Chewer are reviewed, however the scope of such review is limited, with the focus being on the consolidated results for toys and treat subscription offerings and any evaluation and decision-making is made at the consolidated level given the subscription-nature of both offerings.

•	Earnings releases and investor presentation provides the financial information of BARK at the consolidated level. BARK does not provide detailed revenues at a lower level.

BARK also evaluated the categories stated in ASC 606-10-55-91 as part of the disclosure review process. These categories include the following:

•	Type of good or service: The BarkBox and Super Chewer subscription products are sourced through similar channels and maintain consistent product margins across the portfolio.

•	Geographical Region: The BarkBox and Super Chewer subscription businesses operate primarily in the United States.

•	Market or type of customer: The BarkBox and Super Chewer offerings target the same market of dog parent consumers and a customer can try either offering at any point in time.

•

Type of contract and contract duration: The BarkBox and Super Chewer subscription offerings have similar contract terms and durations. BARK does not maintain long-term contracts with its customers. A customer will purchase a subscription through BARK’s website, and as each monthly subscription box is shipped, BARK has satisfied it’s performance obligation to that customer.

•	Sales Channel: The BarkBox and Super Chewer subscription offerings are sold in the same manner through BARK’s website and address the same needs of the same dog parent consumers.

Therefore, Northern Star believes that disclosing the aggregate revenues for toys and treats subscriptions as a single group of similar products is in accordance with the guidance of ASC 606. Notwithstanding the preceding, the level of disaggregation is subject to re-evaluation for appropriate disclosure in the future, as necessary, due to changes to BARK or its business, either organically or through future acquisitions, divestitures, or otherwise.

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March 8, 2021

6. Debt, page F-63

35.

Reference is made to your discussion of the Convertible Promissory Notes beginning on page F-64. Please tell us and disclose the conversion price. Refer to ASC 470-20-50. In addition, please explain why these notes are not included as potentially dilutive in the first table on page F-72.

Northern Star has revised the disclosure on pages F-66 and F-96 of the Amended Registration Statement in response to the Staff’s comment to include disclosure of the how the conversion price for BARK’s Convertible Promissory Notes will be calculated, as the conversion and conversion price are contingent upon specific future events that have not yet occurred. Northern Star has revised the disclosure below the table on pages F-73 and F-104 of the Amended Registration statement to disclose why the Convertible Promissory notes are not included as potentially dilutive in response to the Staff’s comment.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Ms. Joanna Coles